Exhibit 12.1

Boise Cascade Company
Ratio of Earnings to Fixed Charges

	Year Ended December 31
	2014	2013	2012	2011	2010
	(thousands, except ratios)
Interest costs	$22,049	$20,426	$21,757	$18,987	$21,005
Capitalized interest	—	—	—	—	—
Interest factor related to noncapitalized leases	5,741	5,041	5,950	6,210	5,664
Total fixed charges	$27,790	$25,467	$27,707	$25,197	$26,669

Income (loss) before income taxes and cumulative effect of accounting changes	$123,305	$78,148	$41,803	$(46,123)	$(32,997)
Undistributed (earnings) losses of less than 50% -owned entities, net of distributions	—	—	—	—	—
Total fixed charges	27,790	25,467	27,707	25,197	26,669
Total earnings (losses) before fixed charges	$151,095	$103,615	$69,510	$(20,926)	$(6,328)

Ratio of earnings to fixed charges	5.44	4.07	2.51	N/A	N/A

Amount by which earnings are insufficient to cover fixed charges	N/A	N/A	N/A	$46,123	$32,997